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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Name of Issuer:  Autoimmune Inc.

Title of Class of Securities:  Common Stock, par value $.01

CUSIP Number:  052776101

       (Name, Address and Telephone Number of Person
     Authorized To Receive Notices and Communications)

                       Garo H. Armen
                 c/o Armen Partners, L.P.
               630 Fifth Avenue, Suite 2100
                 New York, New York  10111

  (Date of Event which Requires Filing of this Statement)

                         11/20/97

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.     052776101

1.   Name of Reporting Person
     I.R.S. Identification No. of Above Person

         Garo H. Armen



2.   Check the appropriate box if a member of a group

     a.
     b.


3.   SEC Use Only


4.   SOURCE OF FUNDS

         AF, PF


5.   Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) of 2(e)


6.   Citizenship or Place of Organization

         U.S.


7.   Sole Voting Power




8.   Shared Voting Power

         1,058,600


9.   Sole Dispositive Power



10.  Shared Dispositive Power

         1,058,600





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11.  Aggregate Amount Beneficially Owned by Each Reporting
Person

         1,058,600

12.  Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares*


13.  Percent of Class Represented by Amount in Row (11)

         6.46%


14.  Type of Reporting Person*

         IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!




































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This Amendment No. 1 to Schedule 13D relating to shares of

common stock (the "Common Stock") of Autoimmune Inc.

("Autoimmune") is being filed on behalf of Dr. Garo H. Armen to report a material change in his beneficial ownership of

Common Stock.

Item 1.  SECURITY AND ISSUER

         No change.

Item 2.  IDENTITY AND BACKGROUND

         No change.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, Dr. Armen is deemed to

beneficially own 1,058,600 shares of Common Stock.  The

Common Stock is held by (i) Armen Partners, L.P. (the

"Partnership"), an investment limited partnership, of which

Dr. Armen is a general partner and the managing partner,

(ii) Armen Partners Offshore Fund, Ltd. (the "Fund"), an

offshore investment fund, for which Armen Capital Management

Corp., a corporation of which Dr. Armen is the principal,

serves as investment manager, and (iii) GHA Management

Corporation (the "Corporation"), a corporation wholly-owned

by Dr. Armen.  The funds for the purchase of the Common

Stock held by the Partnership came from capital

contributions to the Partnership by its general and limited

partners.  The funds for the purchase of Common Stock held

by the Fund came from contributions by the Fund's

shareholders.  The funds for the purchase of the Common

Stock held by the Corporation came from Dr. Armen's personal


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funds.  Leverage was not used to effect the purchases of

Common Stock.

Item 4.  PURPOSE OF TRANSACTION

         No change.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

         As of the date hereof, Dr. Armen is deemed to be

the beneficial owner of 1,058,600 shares of Common Stock of

Autoimmune.  Based on Autoimmune's most recent Form 10-Q

filing dated November 10, 1997, as of October 31, 1997 there were 16,392,896 shares of Common Stock of Autoimmune

outstanding.  Therefore, Dr. Armen beneficially owns

approximately 6.46% of the outstanding shares of Common

Stock.  Dr. Armen has the power to vote and dispose of or

direct the disposition and direct the vote of all of the

shares of Common Stock of which he is currently deemed to

beneficially own.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF
         THE ISSUER

         No change.

Item 7.  Material to be Filed as Exhibits

         Attached hereto as Exhibit A is a description of

the transactions in the shares of Autoimmune that were

effected by the reporting person during the past 60 days.










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         Signature

         The undersigned, after reasonable inquiry and to

the best of his knowledge and belief, certifies that the

information set forth in this statement is true, complete

and correct.



December 4, 1997




                                  /s/ Garo H. Armen

                                  Garo H. Armen



































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00875001.AK6





                         EXHIBIT A


                 SCHEDULE OF TRANSACTIONS


                 Shares Acquired     Price Per Share
Date                or (Sold)    (Excluding Commissions)

9/24/97              10,125              $2.750

9/30/97              54,600               2.774

10/31/97             39,000               3.065

11/19/97             22,500               2.749

11/20/97             50,000               2.750

11/28/97             42,500               2.844



































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00875001.AK6